UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

GENTIUM S.p.A.

(Name of Subject Company (Issuer))

JAZZ PHARMACEUTICALS ITALY S.r.l.

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

(Names of Filing Persons (Offerors))

Ordinary Shares, no par value per share

and

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the related American Depositary Shares is 37250B104.

(CUSIP Number of Class of Securities)

Suzanne Sawochka Hooper, Esq.

Executive Vice President and General Counsel

Jazz Pharmaceuticals Public Limited Company

c/o Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, California 94304

Tel: (650) 496-3777

Copy to:

Keith A. Flaum, Esq.

Jane Ross, Esq.

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

(650) 802-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,011,728,625.00	$130,310.65

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 17,749,625 Ordinary Shares, no par value per share, which includes (A) 10,984,130 Ordinary Shares represented by 10,984,130 American Depositary Shares outstanding, and (B) 2,194,494 Ordinary Shares not yet outstanding but underlying outstanding equity awards, in each case not owned by the Filing Persons, that may be purchased in the tender offer, and (ii) the tender offer price of $57.00 per Ordinary Share and per American Depositary Share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, is $128.80 per $1 million (prorated for amounts less than $1 million) of the aggregate Transaction Valuation. The filing fee is calculated by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $130,310.65	Filing Party: Jazz Pharmaceuticals Italy S.r.l. and Jazz Pharmaceuticals Public Limited Company
Form or Registration Number: Schedule TO	Date Filed: December 23, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Schedule TO”) relating to the offer by Jazz Pharmaceuticals Italy S.r.l., an Italian società a responsabilità limitata (“Purchaser”) and a wholly-owned subsidiary of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland (“Parent” or “Jazz Pharmaceuticals”), to purchase all outstanding shares of ordinary stock, no par value per share (the “Ordinary Shares”), and all outstanding American Depositary Shares, each representing one Ordinary Share and evidenced by an American Depositary Receipt (“ADR”) issued by The Bank of New York, as depositary (the “ADSs”) of Gentium S.p.A., a società per azioni incorporated in Italy (the “Company” or “Gentium”), at a purchase price of $57.00 per Ordinary Share and per ADS (without duplication for Ordinary Shares underlying ADSs), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2013 (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Purchase”) and in the related ADS Letter of Transmittal (the “ADS Letter of Transmittal”) and Share Form of Acceptance (the “Share Form of Acceptance” and, together with the ADS Letter of Transmittal and Offer to Purchase, as amended or supplemented from time to time, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(G), respectively. The information set forth in the Offer to Purchase and the related ADS Letter of Transmittal and Share Form of Acceptance are incorporated by reference herein.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1-11.	Additional information.

The Offer to Purchase and Items 1-11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are amended and supplemented by amending and supplementing the information set forth in the Summary Term Sheet, Section 9 (Certain Information Concerning Parent and Purchaser) and Section 15 (Certain Legal Matters; Regulatory Approvals) of the Offer to Purchase as follows:

The following paragraph replaces the second paragraph under the question “Who is offering to buy my ADSs?” on page S-i of the Summary Term Sheet:

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Jazz Pharmaceuticals Public Limited Company alone. We use the term “Purchaser” to refer to Jazz Pharmaceuticals Italy S.r.l. or, following the conversion of Purchaser into a joint liability company (“società per azioni”) under the name Jazz Pharmaceuticals Italy S.p.A., Jazz Pharmaceuticals Italy S.p.A. alone. Furthermore, we use the terms “the Company” or the “Company” to refer to Gentium S.p.A.

The following paragraph replaces the first paragraph under the caption “Additional Information” in “Section 9. Certain Information Concerning Parent and Purchaser” on page 15:

Purchaser is an Italian società a responsabilità limitata and to date has engaged in no activities, and will engage in no activities, other than those incident to its formation and the Offer. Purchaser is a wholly-owned subsidiary of Parent. The registered office of Purchaser is at via Manzoni 30, Milano, Italy. On January 16, 2014, at a meeting of the shareholders of Purchaser, the shareholders resolved to convert Purchaser into a joint liability company (“società per azioni”) under the name Jazz Pharmaceuticals Italy S.p.A.

The following paragraph is added as the new second paragraph on page 46 under the caption “Legal Proceedings” in “Section 15. Certain Legal Matters; Regulatory Approvals”:

On or about January 15, 2014, a purported class action lawsuit related to the Offer was filed in the United States District Court for the Southern District of New York, captioned Xavion Jyles, Individually and on Behalf of All Others Similarly Situated v. Gentium S.P.A. et al. The action, brought by Xavion Jyles, a purported shareholder of the Company, seeks certification of a class of all holders of ADSs and names the Company, each of the Company’s directors, Parent and Purchaser as defendants. The lawsuit alleges, among other things, that the Company’s directors breached their fiduciary duties by, among other things: (i) conducting a flawed process and putting their personal interests ahead of the Company’s public shareholders’ interests; (ii) agreeing to an Offer Price that undervalues the Company; (iii) agreeing to certain provisions in the Tender Offer Agreement that preclude competing offers; and (iv) omitting or misrepresenting material information related to the Offer to the Company’s shareholders. In addition, the lawsuit alleges that Parent and Purchaser aided and abetted such alleged breaches of fiduciary duties by the Company’s directors. Based on these allegations, the lawsuit seeks, among other relief, class action status, injunctive relief enjoining the defendants from consummating the Offer, rescission and unspecified costs, attorneys’ fees and other expenses.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by including the following exhibits:

(a)(5)(M)	Complaint captioned Xavion Jyles, Individually and on Behalf of All Others Similarly Situated v. Gentium S.P.A. et al, filed on or about January 15, 2014, in the United States District Court for the Southern District of New York.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

By:	/s/ Suzanne Sawochka Hooper
	Name:	Suzanne Sawochka Hooper

	Title:	Executive Vice President and General Counsel

JAZZ PHARMACEUTICALS ITALY S.r.l.

By:	/s/ Fintan Keegan
	Name:	Fintan Keegan

	Title:	Director

Date: January 17, 2014

EXHIBIT LIST

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 23, 2013.*

(a)(1)(B)	Form of ADS Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Form of Share Form of Acceptance.*

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on December 23, 2013.*

(a)(5)(B)	Joint Press Release of Jazz Pharmaceuticals and Gentium issued on December 19, 2013 (incorporated by reference to Exhibit 99.1 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 19, 2013).

(a)(5)(C)	Jazz Pharmaceuticals investor presentation first made available on December 19, 2013 (incorporated by reference to Exhibit 99.2 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 19, 2013).

(a)(5)(D)	Transcript from investor/analyst conference call held on December 19, 2013 (incorporated by reference to Exhibit 99.1 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(E)	Email from Jazz Pharmaceuticals’ Chief Executive Officer to employees, sent on December 19, 2013 (incorporated by reference to Exhibit 99.2 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(F)	Letter from Jazz Pharmaceuticals’ Chief Executive Officer to Gentium employees, sent on December 19, 2013 (incorporated by reference to Exhibit 99.3 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(G)

Media Standby Statement, first used on December 19, 2013 (incorporated by reference to Exhibit 99.4 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(H)

Gentium Transaction Internal Communications Q&A, first used on December 19, 2013 (incorporated by reference to Exhibit 99.5 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(I)	Jazz Pharmaceuticals Overview Presentation, first used on December 20, 2013 (incorporated by reference to Exhibit 99.6 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(J)	Portion of transcript from Jazz Pharmaceuticals conference call to discuss acquisition of rights to ADX-N05 from Aerial BioPharma, LLC held on January 13, 2014.*

(a)(5)(K)	Jazz Pharmaceuticals investor presentation, first used at the J.P. Morgan Healthcare Conference in San Francisco, California on January 13, 2014.*

(a)(5)(L)	Portion of transcript of oral presentation by Jazz Pharmaceuticals at the J.P. Morgan Healthcare Conference in San Francisco, California on January 13, 2014.*

(a)(5)(M)	Complaint captioned Xavion Jyles, Individually and on Behalf of All Others Similarly Situated v. Gentium S.P.A. et al, filed on or about January 15, 2014, in the United States District Court for the Southern District of New York.**

(b)(1)

Amended and Restated Commitment Letter, dated as of January 6, 2014, by and between Jazz Pharmaceuticals plc, Barclays Bank PLC, J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Merrill Lynch Pierce, Fenner & Smith Incorporated, Bank of America, N.A., Citigroup Global Markets Inc., Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, DNB Bank ASA and DNB Capital Markets, Inc.*

(b)(2)	Amendment No. 1, dated as of June 13, 2013, to the Original Credit Agreement and related Guaranty, by and among Jazz Pharmaceuticals, Inc., Jazz Financing I Limited and Purchaser, as borrowers, Jazz Pharmaceuticals, as guarantor, the Lenders thereto and Barclays Bank PLC, as Administrative Agent, Collateral Agent, L/C Issuer and Swing Line Lender (incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on June 13, 2013).

(d)(1)	Tender Offer Agreement, dated as of December 19, 2013, by and among Jazz Pharmaceuticals, Gentium and Purchaser (incorporated by reference to Exhibit 2.1 from the Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(d)(2)	Form of Support Agreement (incorporated by reference to Exhibit 99.3 from the Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(d)(3)	Form of Transition, Amendment and Release Agreement.*

(d)(4)	Form of Consultancy Agreement.*

(d)(5)	Form of Retention and Amendment Agreement.*

(d)(6)	Confidentiality and Nondisclosure Agreement, entered into effective September 30, 2013, by and between Jazz Pharmaceuticals and Gentium.*

*	Previously filed.
**	Filed herewith.